

OFFERING MEMORANDUM

facilitated by



Black Turtle Coffee

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Black Turtle Coffee
State of Organization	NJ
Date of Formation	07/20/2021
Entity Type	Limited Liability Company
Street Address	506 Lazy Ln, Absecon NJ, 08201
Website Address	https://www.blackturtlecoffee.com/

(B) Directors and Officers of the Company

Key Person	Selena Gabrielle

Position with the Company
                                   Title
                    First Year
	
	Co-Founder
	2021

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* - **Summer Financial Analyst** (Goldman Sachs, June 2021 - August 2021) - Goldman Sachs' provides businesses and individual people with financial expertise and services. I cleaned and analyzed investment data to provide savings for the firm and our clients. - **Summer Data Science Intern** (SAP Concur, June 2020 - August 2020) - SAP Concur provides travel and expense management services to businesses. I developed algorithms and provided efficiency and accuracy ratings to clean up our databases. - **Summer Data Analysis Intern** (Amazon, June 2020 - August 2020) - Amazon is a multinational technology company that provides e-commerce services, cloud computing, and AI services. I developed and analyzed business expansion opportunities for Amazon during COVID-19.

Key Person	Kinglsey Anderson
Position with the Company Title First Year	 Co-Founder 2021
Other business experience (last three years)	• **Associate** (*Sidley Austin, September 2018 - Present*) — Sidley Austin provides high quality services to their clients when dealing with government investigations. Anderson investigates potential legal breaches and protects bank entities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Selena Gabrielle	50%
Kinglsey Anderson	50%

(D) The Company's Business and Business Plan

Business Model

Through our direct-to-consumer, online sales platform, our business will extend far beyond our physical retail location. Nonetheless, our competition in the nearby area consists mainly of fast food vendors such as Wawa, Starbucks, and Dunkin Donuts. We plan on capturing the upper end of the local coffee market by serving gourmet, specially made, self-roasted coffee products at reasonable prices. Our superior atmosphere and great customer service will target, attract, and satisfy sophisticated coffee consumers across the United States.

- The location we have selected has approximately 1,400 square feet of space in a high foot traffic area near the Brigantine Beach, room for an outdoor patio, and requires minimal renovations.
- The space has been vacant for several months and the owner is motivated and has offered a five-year lease at a highly competitive monthly rate
- Approximately 500 square feet of outdoor patio space, with lockup racks for bicycles
- A five-year lease at $1,800/month
- Utilities (water, electricity, gas, internet, phone) are estimated to be $400 per month

Our Story

Whether ordering from our website, or stopping by for a fresh cup, BTC will be the go-to place for coffee lovers. We plan on serving the highest quality coffee, baked goods and snacks in a trendy,

cultured, and comfortable atmosphere. Our convenient location and excellent customer service will build a steady repeat customer base.

- Our gourmet coffee products will be sourced from single origin, fair trade coffee beans from desirable regions located in the "bean belt," such as, Brazil and Columbia.
- These products will include espressos, cappuccinos, lattés, a variety of baked goods and snacks, including healthy and organic alternatives.

The Team

Braeden Anderson, Cofounder

Braeden Anderson is a coffee expert, lawyer, entrepreneur, author, professor, and former college basketball player. He is currently an associate attorney in New York City at Sidley Austin LLP within its Securities Enforcement & Regulatory group, which received the 2019 Chambers USA Award for Financial Services Regulation, and was named the "Law Firm of the Year" for Securities Regulation in 2021 and 2020 by U.S. News – Best Lawyers. Braeden is also the Founder of Arden Grace 17 LLC, a real estate investment company based in Manhattan that owns and manages several rental properties and other real estate assets. Prior to entering law practice, Braeden played basketball for the Fresno State Bulldogs; and then the Seton Hall Pirates where he won the Big East Conference Championship while attending law school. In addition to his legal and entrepreneurial efforts, Braeden also serves as an adjunct professor of business law at Monroe College in the Bronx, New York, and is the Chairman of the Corporate Law Section of the Metropolitan Black Bar Association (MBBA).

Selena Gabrielle, Cofounder

Selena Gabrielle is a coffee enthusiast and financial analyst at Goldman Sachs in the Business Intelligence department. Prior to her work at Goldman Sachs, Selena competed and won first prize in the Zahn Innovation Startup Competition in consecutive years for two companies: ParkBreezy and GoodMD. Other relevant and valuable experience includes positions held at Amazon Web Services and SAP Concur. Selena is proficient in data analytics, financial modeling, computer engineering, and has demonstrated mastery in the following coding languages and programs: C/C++, Python, SQL, Tableau, Alteryx, MATLAB, GraphPad Prism using ANOVAS & SEM.

The Competition

Given the proximity to the beach, bars, restaurants, shopping centers, and a sprawling residential area, our primary target market will be tourists and affluent residents. Both groups are heavy consumers of coffee, tea, snacks, and baked goods. Based on our customer surveys, there is a strong demand for a high-end coffee shop in a central location that serves great coffee and has both outdoor seating and reliable wifi. The three most common complaints about the existing competition are:

- Inconsistent product: Discerning customers are reluctant to become regular patrons of a coffee shop that cannot consistently serve a high-quality product.
- Lack of patio seating: Many people prefer to consume their food and beverages outdoors on a sunny day. Having outdoor space is especially important in light of the COVID-19 pandemic to assure we are able to accommodate our customers in a socially distant environment, if necessary.
- Lack of reliable wifi: The lack of reliable wifi makes it difficult to attract remote workers and students.

The Coffee Industry

According to analysis by Pew Research, millennials have overtaken baby boomers as America's largest living generation. Millennials are more social and mobile than previous generations and prefer to have coffee with friends in trendy, public locations, increasing the popularity of high-end coffee shops. U.S. statistics indicate that:

- Gourmet coffee's popularity is increasing across diverse demographics
- Americans consume more than 400 million cups of coffee per day
- Retail sales of coffee exceed $14.9 billion per year
- Our Position in the Industry. Our business is sure to stand out immediately as the supreme coffee brand in the local area. Brigantine and the surrounding area has a high density of wealthy, established homeowners, college students, and young professionals. This community can afford to spend money on specialty coffees and baked goods and are willing to do so. Our market research has shown that 7 out of 10 people polled in Brigantine consume at least three cups of specialty coffee per week. As our brand continues to grow and gain awareness, our online coffee sales are positioned to take a sizable bite into the market share of major coffee labels

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	October 29, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$106,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$15,000	$30,000
Supplies	$10,000	$20,000
Rent	$22,000	$22,000
Advertising	$10,000	$14,140
Space Build-Out	$13,500	$13,500
Mainvest Compensation	$4,500	$6,360
TOTAL	$75,000	$106,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 4.2%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 4.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	3.0%
$82,750	3.3%
$90,500	3.6%
$98,250	3.9%
$106,000	4.2%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Selena Gabrielle	50%
Kinglsey Anderson	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Black Turtle Coffee was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$685,748	$768,038	$844,842	$903,981	$949,180
Cost of Goods Sold	$86,066	$96,393	$106,032	$113,454	$119,126
Gross Profit	$599,682	$671,645	$738,810	$790,527	$830,054
EXPENSES					
Rent	$23,400	$23,985	$24,584	$25,198	$25,827
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Sales Tax	$45,431	$46,566	$47,730	$48,923	$50,146
Insurance	$4,629	$4,744	$4,862	$4,983	$5,107
Equipment	$23,177	$23,756	$24,349	$24,957	$25,580
Cost of Labor	$35,000	$35,875	$36,771	$37,690	$38,632
Loan Payments	$8,833	$9,053	$9,279	$9,510	$9,747
Supplies	$78,419	$80,379	$82,388	$84,447	$86,558
Cost of User Acquisition	$26,624	$27,289	$27,971	$28,670	$29,386
Operating Profit	$349,369	$415,078	$475,833	$520,980	$553,773

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify

you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V